UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-38024

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 11, 2022, BeyondSpring Inc. (the “Company”) issued a press release announcing a reduction in force (RIF), as the Company re-focuses its resources on extending its cash runway and preserving long-term sustainability in light of the recent complete response letter (CRL) from the U.S. Food and Drug Administration (FDA) for the New Drug Application seeking approval of plinabulin in combination with granulocyte colony-stimulating factor (G-CSF) for the prevention of chemotherapy-induced neutropenia (CIN). The Company will reduce its U.S. workforce by approximately 35% to preserve cash resources. All employees affected by the workforce reduction will be eligible to receive severance payments based on the applicable employee’s years of service with the Company and will have the ability to elect, at their own cost, continuation of group health insurance coverage for 18 months post-termination. Each affected employee’s eligibility for the severance benefits is contingent upon such employee’s execution of a separation agreement, which includes a general release of claims against the Company.

The Company anticipates the one-time severance-related charge, which represents the cash expenditures the Company expects to incur, associated with the workforce reduction to be approximately $1.0 million, with the majority to be paid by the first quarter of 2022. The severance-related charge is subject to a number of assumptions, and actual results may differ materially. The Company may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the workforce reduction.

To help ensure a smooth transition during these changes and to further retain the senior leadership necessary to grow the Company’s business, the Company proposed amendments (the “Amendments”) to the employment agreements between its subsidiary, BeyondSpring Pharmaceuticals, Inc., and each of Lan Huang, Ramon Mohanlal, Gordon Schooley, and Elizabeth Czerepak (each an “Executive” and collectively, the “Executives”). The Amendments will provide for severance benefits upon an Executive’s involuntary termination other than for death, disability or cause, or a voluntary resignation for good reason, in an amount equal to nine months of the respective Executive’s continued base salary plus a pro-rated bonus for the year of termination based on actual performance results. Ms. Czerepak’s employment agreement in its original form already provided for the nine-month severance. Pursuant to the Amendments, the Executives will be required to provide a three-months’ notice for their voluntary resignations.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639, File No. 333-249816 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name:	Lan Huang
Title:	Chairperson and Chief Executive Officer
Dated: January 11, 2022

Exhibit Index

Exhibit No.	Exhibit
99.1	Press Release